UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for July 01, 2011

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.

Enclosures: Dealings in securities by a director of a major subsidiary and chief executive of Sasol during June 2011

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL   NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol" or "the Company")

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF
SASOL

In compliance with paragraph 3.63 – 3.66 of the JSE Limited
Listings Requirements, we hereby announce the following
transaction in securities of Sasol by a director of a major
subsidiary of Sasol:

Director	A F Cameron
Subsidiary	Sasol Oil (Pty) Limited
Date transaction effected	24 June 2011
Option offer date	10 September 2002
Option offer price	R117,00
Exercise date	09 October 2002
Exercise price	R109,79
Number of shares	3 300
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares on-market pursuant to implementation of options
Total value of purchase transaction	R386 100,00
Selling price per share	R343,50
Total value of sale transaction	R1 133 550,00
Nature and extent of director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

27 June 2011
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL   NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol" or "the Company")

DEALING IN SECURITIES BY THE CHIEF EXECUTIVE OF SASOL: LPA DAVIES

In compliance with paragraph 3.63 – 3.66 of the JSE Limited
Listings Requirements, we hereby announce the following
transaction in securities of Sasol by the chief executive of the
Company:

Number of shares	164 000
Option offer date	08 July 2005
Option offer price	R193.25
Exercise date	29 June 2011
Exercise price	R352.99
Total value	Not applicable as no purchase or sale has taken place
Class of shares	Ordinary no par value
Nature of transaction	Exercise of share options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

1 July 2011
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 01, 2011   By: <u>/s/ V D Kahla</u>

                                                 Name: Vuyo Dominic Kahla

                                                 Title: Company Secretary